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                           Filed by:  Nabors Industries, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                           Subject Company:  Nabors Industries, Inc.
                           Commission File No. 1-09245

On January 2, 2002, Nabors Industries, Inc. issued the following press release:

[Nabors Logo]

Nabors Industries Inc.
515 West Greens Road
Houston, Texas 77067-4529
281-874-0035

             NABORS ANNOUNCES PLAN FOR CHANGE IN CORPORATE STRUCTURE
             -------------------------------------------------------
            Proposed Structure Should Facilitate Growth Opportunities
                          and International Expansion

HOUSTON, TEXAS, JANUARY 2, 2002, NABORS INDUSTRIES INC. (AMEX: NBR) today announced that its Board of Directors has unanimously approved a plan to reorganize the Company and effectively change its place of incorporation from Delaware to Bermuda. Under the plan, Nabors Industries Ltd., a newly-formed Bermuda entity, will become the parent holding company of Nabors Industries, Inc. The reorganization is subject to the approval of the holders of a majority of Nabors' outstanding shares.

Gene Isenberg, Nabors' Chairman and Chief Executive Officer commented on the plan of reorganization: "International operations are an increasingly important part of our business. In the future, we believe that the international marketplace will account for a greater percentage of our total revenues and demand for our services. Expansion of our international activities to meet and capitalize on this demand is an important part of our business strategy. The plan of reorganization should allow Nabors to compete more effectively worldwide because it should result in greater operational flexibility, greater access to international capital markets, increased competitiveness regarding international acquisition opportunities and improve our global tax position and cash management. We expect that each of these benefits will generate increased value and returns for our stockholders."

"We anticipate the reorganization will be complete by the end of the first quarter of 2002 and should have no material impact on our employees, suppliers and customers worldwide."

The plan approved by the Board provides that, upon completion of the reorganization, each share of Nabors Industries, Inc. common stock will automatically convert into the right to receive one common share of Nabors Industries Ltd. The new shares will have substantially the same attributes as a share of Nabors Industries, Inc. common stock, with material differences to be described in more detail in the final proxy statement/prospectus discussed below. Generally, for U.S. federal income tax purposes, Nabors' stockholders who are U.S. persons will recognize gain, if any, but not loss, on the exchange of shares of Nabors Industries, Inc. common stock for Nabors Industries Ltd. common shares in the reorganization; if gain is recognized, a new holding period will commence on the date of the merger. Nabors Industries Ltd.'s common shares will trade on the American Stock Exchange under the symbol "NBR," the same symbol under which the Company's common stock currently trades.

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A special meeting of stockholders of Nabors Industries, Inc. will be called shortly to vote on the proposed transaction. Notice of the special meeting and a proxy statement/prospectus describing the reorganization will be mailed to Nabors stockholders on the record date selected by Nabors' board of directors. A registration statement for Nabors Industries Ltd. and the proposed proxy statement/prospectus has been filed with the Securities and Exchange Commission and is available for free at the SEC's website, www.sec.gov. When finalized, these documents will be available at no charge at the SEC's website and at Nabors Industries, Inc.'s website, www.nabors.com.

This announcement does not constitute an offer of any securities for sale, or an offer or an invitation to purchase any securities. AS SOON AS THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS ARE FINALIZED, INVESTORS SHOULD READ THESE DOCUMENTS BEFORE MAKING A DECISION CONCERNING THE TRANSACTION. These documents will contain important information that investors should consider.

Nabors Industries, Inc., and its respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Nabors in favor of the reorganization. Information about the executive officers and directors of Nabors and their ownership of Nabors common stock is set forth in the proxy statement for Nabors' 2001 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Nabors Industries, Inc. and its executive officers and directors in the reorganization by reading the proxy statement/prospectus regarding the reorganization once it is finalized.

The Nabors companies own and operate over 500 land drilling and 740 land workover and well-servicing rigs worldwide. Offshore, Nabors operates 44 platform, 15 jack-ups, and three barge rigs in the domestic and international markets. Nabors also operates 30 marine transportation and support vessels in the Gulf of Mexico. In addition, Nabors manufactures top drives and drilling instrumentation systems and provides comprehensive oilfield hauling, engineering, civil construction, logistics and facilities maintenance, and project management services. Nabors participates in most of the significant oil, gas and geothermal markets in the world.

Statements in this news release are forward-looking under the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties, such as domestic and international economic and regulatory conditions, changes in tax and other laws affecting our business and the level of market demand for Nabors' services, which could cause actual results to differ materially from those anticipated in the forward-looking statements. Additional information regarding these factors and other notes and uncertainties affecting Nabors' business are discussed in the registration statement filed with the SEC and in other SEC filings of the Nabors Industries, Inc.

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Nabors Industries, Inc. stock is listed on the American Stock Exchange (NBR).
For further information, please contact Dennis A. Smith, Director of Corporate Development at (281) 775-8038. To request Investor Materials, call Angela Ridgell at (281) 775-8063.